Letter Agreement - Scientific Advisory Board InNexus
April 17, 2007

Thomas J. Kindt

Street109 Buffalo Ridge Court Placitas, NM 87043

Dear Tom:

As we have discussed, I ask for you to serve as a member of InNexus' Scientific Advisory Board. I am delighted in your interest and below, I have detailed the terms of your service. As a member of the Scientific Advisory Board, I expect you to provide your best advice and recommendations regarding InNexus' antibody technology. providing a peer review function and giving me your best effort in this regard. The Scientific Advisory Board will not be directly responsible for research, publication of research results, participation in research studies, validation of scientific studies, or compilation of data or information. Rather, you serve to advise.

I ask for you to attend or participate in meetings of the Scientific Advisory Board either in person or by conference call. The number of meetings may vary. but will not exceed 4 annually. I or the Scientific Advisory Board Chairman will notify you at least four weeks in advance of any meeting so that you can make appropriate travel or other arrangements for participation.

Also, I will provide you a $15,000 honorarium and, on the condition that InNexus' Board of Director's approves, a grant of fifteen thousand (15,000) stock options per the InNexus Stock Option Program for serving as a Scientific Advisory Board member. Additionally, you will be reimbursed for out-of-pocket travel and other expenses incurred in connection with your service. These payments are not conditioned or dependent upon the results of research or any recommendations or advice that Scientific Advisory Board members may provide.

Your term as a member of the Scientific Advisory Board will be for one year. Either you or I may, however, discontinue or terminate your participation as a member of the Scientific Advisory Board at any time by giving at least 30 days advance written notice to the other.

InNexus agrees to indemnify and hold you harmless against any losses, claims, damages or liabilities, to which you may become subject in connection with your service or participation as a member of the Scientific Advisory Board. Furthermore, you will be reimbursed for legal expenses that may incur in connection with investigating or defending any action. proceedings, or investigation arising out of, relating to, or resulting from your service as a member of the Scientific Advisory Board.

You agree to receive, hold and treat all Confidential Information that is provided to you as confidential and secret, not to use any Confidential Information for your own benefit or for the benefit of someone else, and to protect the secrecy of the Confidential Information. This provision does not apply to (a) information that at the time of disclosure to you is a matter of public knowledge or in the public domain; (b) information that, after disclosure to you, becomes public knowledge or in the public domain other than through your breach of this Agreement; or (c) information that you may receive from someone else who, to your knowledge was free to disclose the information without breach of any legal obligation. "Confidential Information" will consist of any and all proprietary information that is provided to you or received by you, including research, development, financial information, and trade secrets. This provision will not apply if you are compelled by law or by court order, decree, subpoena, or other process, to disclose Confidential Information, in which case you will notify me of such request. order or requirement so that InNexus may, at its option and expense, seek a protective order or other appropriate remedy.

While you serve as a member of the Scientific Advisory Board, you will not serve in an advisory or consulting capacity with any other company or business with respect to antibody augmentation.

The above provisions relating to indemnification and confidentiality will survive and continue after completion or termination of your service as a member of the Scientific Advisory Board.

I trust that the foregoing terms are agreeable to you and request that you sign and return the enclosed copy of this letter to me.

Best wishes,

Jeff Morhet

President, CEO and Chairman InNexus Biotechnology

The undersigned agrees to the terms and provisions contained in this letter. April 17, 2007

By:

Thomas J. Kindt

Endnotes